Exhibit 99.1

3RD QUARTER 2009 UNAUDITED RESULTS
•	Royal Dutch Shell’s third quarter 2009 earnings, on a current cost of supplies (CCS) basis, were $3.0 billion compared to $10.9 billion a year ago. Basic CCS earnings per share decreased by 72% versus the same quarter a year ago.

•	Cash flow from operating activities for the third quarter 2009 was $7.3 billion, and excluding net working capital movements, was $7.7 billion.

•	Net capital investment for the quarter was $7.4 billion. Total dividends paid to shareholders during the third quarter 2009 were $2.7 billion.

•	Gearing at the end of the third quarter 2009 was 13.7%.

•	A third quarter 2009 dividend has been announced of $0.42 per share, an increase of 5% over the US dollar dividend per share for the same period in 2008.

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million	Nine Months
Q3 2009	Q2 2009	Q3 2008%[1]			2009	2008	%
1,543	2,091	8,647		Upstream	5,818	21,843
1,292	(275)	2,419		Downstream	2,020	4,748
155	524	(163)		Corporate and Minority interest	789	(10)
2,990	2,340	10,903	-73	CCS earnings	8,627	26,581	-68
257	1,482	(2,455)		Estimated CCS adjustment for Downstream (see Note 2)	1,930	2,506
3,247	3,822	8,448	-62	Income attributable to shareholders	10,557	29,087	-64
0.49	0.38	1.77	-72	Basic CCS earnings per share ($)	1.41	4.31	-67
0.04	0.24	(0.40)		Estimated CCS adjustment per share ($)	0.31	0.40
0.53	0.62	1.37	-61	Basic earnings per share ($)	1.72	4.71	-63
7,350	919	12,601	-42	Cash flow from operating activities	15,828	33,631	-53
1.20	0.15	2.05	-41	Cash flow from operating activities per share ($)	2.58	5.45	-53
0.42	0.42	0.40	+5	Dividend per share ($)	1.26	1.20	+5

[1]	Q3 on Q3 change

The information in these quarterly results reflects the consolidated financial position and results of Royal Dutch Shell plc (“Royal Dutch Shell”). All amounts shown throughout this report are unaudited.
Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK

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Royal Dutch Shell Chief Executive Officer Peter Voser commented:
“Our third quarter results were affected by the weak global economy. Upstream and Downstream profitability has been sharply reduced compared to year-ago levels. We see some indications that energy demand and pricing are improving, but the outlook remains very uncertain, and we are not expecting a quick recovery. Despite Shell’s good operating performance in this difficult environment, we have embarked on an ambitious programme of stringent measures to further improve our performance.”
“We continue to focus on improving our competitive cost position, simplifying Shell, and increasing personal accountabilities. The Transition 2009 programme, which I announced earlier this year, is progressing well, and will be completed by the end of 2009. Some 5,000 employees are leaving Shell as a result of these changes. This represents around a 10% reduction in employees in the redesigned divisions and corporate functions.”
“We have reduced operating costs by some $1.0 billion in the first nine months of 2009 compared to the same period in 2008. This reduction excludes the impact of exchange rate movements and non-cash pension costs.”
“I am pleased with the portfolio progress in the third quarter. In Russia, production ramp-up of the Sakhalin II LNG project has been achieved ahead of schedule. In Australia, we have launched the Gorgon project, which will supply global LNG markets for decades to come.”
Voser concluded: “Our strategy remains on track, although the near-term industry outlook remains challenging. We are taking steps to improve our performance, to bridge the company, and our shareholders, into a period of significant growth in the coming years.”
THIRD QUARTER PORTFOLIO DEVELOPMENTS
In Australia, Shell and its partners took Final Investment Decision (FID) for the Gorgon LNG project (Shell share 25%). Gorgon will supply global gas markets to at least 2050, with capacity of 15 million tonnes (100% basis) of Liquefied Natural Gas (LNG) per year and a major carbon capture and storage (CCS) scheme.
Shell has announced a Front-End Engineering and Design (FEED) study for a Floating Liquefied Natural Gas (FLNG) project, with the potential to deploy these facilities at the Prelude offshore gas discovery in Australia (Shell share 100%).
In the USA, Gulf of Mexico, Shell participated in an oil discovery at the Vito well (Shell share 55%), in sub-salt Miocene reservoirs. In offshore western Australia, Shell participated in the Achilles gas discovery (Shell share 25%). In the North America Haynesville and Groundbirch tight gas areas there is ongoing encouragement from exploration and appraisal well test results.
In Canada, the Government of Alberta and Government of Canada jointly announced their intent to contribute $0.8 billion of funding towards the Quest CCS project. Quest, which is at the feasibility study stage, could capture CO2 from the Athabasca Oil Sands Project at the Scotford Upgrader, for underground storage.
In Russia, the Sakhalin II project (Shell share 27.5%) achieved peak production of some 400 thousand barrels of oil equivalent per day (boe/d), and successfully ramped up production at the two LNG trains, ahead of schedule.
Shell continues with its strategy to refocus its Downstream footprint, and to make selective new investments in its larger, integrated refining sites and growth markets. Some 15% of Shell’s worldwide refining capacity, or some 600 thousand barrels per day, is earmarked for possible disposal or conversion to oil terminals.
In the Netherlands, Shell started construction this October of a new hydrodesulphurisation plant at the Pernis refinery to manufacture cleaner-burning oil products.
In Greece, Shell, as part of its strategy to concentrate its global Downstream portfolio, agreed to sell its activities for some $0.4 billion. The retail network will continue to operate under the Shell brand. This transaction is subject to regulatory approvals.

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KEY FEATURES OF THE THIRD QUARTER 2009
•	Third quarter 2009 CCS earnings were $2,990 million, 73% lower than in the same quarter a year ago.

•	Third quarter 2009 reported earnings were $3,247 million compared to earnings of $8,448 million in the same quarter a year ago.

•	Basic CCS earnings per share decreased by 72% versus the same quarter a year ago.

•	Cash flow from operating activities for the third quarter 2009 was $7.3 billion, compared to $12.6 billion in the same quarter last year. Excluding net working capital movements of $0.4 billion, cash flow from operating activities was $7.7 billion in the third quarter 2009, compared to $10.4 billion for the third quarter 2008 on the same basis.

•	Total dividends paid to shareholders during the third quarter 2009 were $2.7 billion.

•	Capital investment for the third quarter 2009 was $7.8 billion. Net capital investment (capital investment, less divestment proceeds) for the third quarter 2009 was $7.4 billion.

•	Return on average capital employed (ROACE), on a reported income basis (see Note 3), was 4.9%.

•	Gearing was 13.7% at the end of the third quarter 2009 versus 6.0% at the end of the third quarter 2008.
Upstream
•	Oil and gas production for the third quarter 2009 was 2,926 thousand boe/d, in line with the same quarter last year. Underlying production increased, compared to the third quarter 2008, with new field start-ups and the continuing ramp-up of fields more than offsetting the impact of field declines.

•	LNG sales volumes of 3.49 million tonnes were 13% higher than in the same quarter a year ago.
Downstream
•	The weak global economy continued to impact downstream volumes. Oil Products marketing sales volumes were 4% lower than in the third quarter 2008. Chemical product sales volumes in the third quarter 2009 decreased by 5% compared to the third quarter 2008.

•	Oil Products refinery availability was 94% compared to 88% in the third quarter 2008. Chemicals manufacturing plant availability was 95%, 9% higher than in the third quarter 2008. Third quarter 2008 availability, in both Oil Products and Chemicals, was adversely impacted by hurricanes in the USA.
•	Supplementary financial and operational disclosure for the third quarter 2009 is available at www.shell.com/investor.

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SUMMARY OF IDENTIFIED ITEMS
Earnings in the third quarter 2009 reflected the following items, which in aggregate amounted to a net gain of $371 million (compared to a net gain of $2,813 million in the third quarter 2008), as summarised in the table below:
•	Upstream earnings included a net charge of $123 million, reflecting charges related to asset impairments and restructuring provisions. These were partly offset by gains related to tax credits, mark-to-market valuation of certain gas contracts and the estimated fair value accounting of commodity derivatives (see Note 7). Earnings for the third quarter 2008 included a net gain of $2,368 million.

•	Downstream earnings included a net gain of $536 million, reflecting gains related to the estimated fair value accounting of commodity derivatives (see Note 7) and tax credits, which were partly offset by charges related to asset impairments and restructuring provisions. Earnings for the third quarter 2008 included a gain of $445 million.

•	Corporate and Minority interest earnings included a charge of $42 million, related to restructuring provisions and tax charges.
SUMMARY OF IDENTIFIED ITEMS1

Quarters			$ million	Nine Months
Q3 2009	Q2 2009	Q3 2008		2009	2008
			Segment earnings impact of identified items:
(123)	(115)	2,368	Upstream	92	2,089
536	(678)	445	Downstream	(347)	(30)
(42)	(17)	—	Corporate and Minority interest	103	—
371	(810)	2,813	CCS earnings impact	(152)	2,059

[1]	As from the second quarter 2009, the summary of identified items includes the estimated fair value accounting of commodity derivatives related to operational activities (see Note 7). For comparison purposes, the third quarter 2008 was reclassified by a gain of $400 million in the Upstream segment and by a gain of $350 million in the Downstream segment.
These identified items generally relate to events with an impact of more than $50 million on Royal Dutch Shell’s earnings and are shown to provide additional insight into its segment earnings, CCS earnings and income attributable to shareholders. Further additional comments on the business segments are provided in the section ‘Earnings by Business Segment’ on page 5 and onwards.

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EARNINGS BY BUSINESS SEGMENT
UPSTREAM

Quarters				$ million	Nine Months
Q3 2009	Q2 2009	Q3 2008%[1]			2009	2008	%
1,543	2,091	8,647	-82	Upstream earnings	5,818	21,843	-73
4,168	4,006	12,496	-67	Upstream cash flow from operations	13,952	34,482	-60
5,879	5,497	11,614	-49	Capital investment	17,269	25,215	-32
1,648	1,647	1,689	-2	Crude oil production (thousand b/d)[2]	1,670	1,770	-6
7,411	7,614	7,207	+3	Natural gas production available for sale (million scf/d)	8,250	8,246	—
2,926	2,960	2,931	—	Barrels of oil equivalent (thousand boe/d)	3,092	3,192	-3
3.49	2.89	3.10	+13	LNG sales volumes (million tonnes)	9.44	9.69	-3

[1]	Q3 on Q3 change

[2]	Includes oil sands bitumen production
Third quarter Upstream earnings were $1,543 million compared to $8,647 million a year ago. Earnings included a net charge of $123 million related to identified items, compared to a net gain of $2,368 million in the third quarter 2008 (see page 4).
Upstream earnings compared to the third quarter 2008 reflected the impact of significantly lower oil and gas prices. These impacts were partially offset by increased gas sales volumes, including the effect of the successful start-up of the Sakhalin II project, and lower royalty and tax expenses compared to the third quarter 2008.
Third quarter 2009 oil prices increased from second quarter 2009 levels. However mainly due to contractual time lag effects the third quarter 2009 global natural gas realisations remained similar to second quarter 2009 levels. A generally weak environment for natural gas marketing and trading activities also affected the third quarter 2009 earnings.
Global liquids realisations were 43% lower than in the third quarter 2008. Global gas realisations were 42% lower than a year ago. In the Americas, gas realisations decreased by 64% whereas outside the Americas, gas realisations decreased by 29%. LNG realised prices compared to the third quarter 2008 decreased following trends in LNG price markers.
Third quarter 2009 production was 2,926 thousand boe/d compared to 2,931 thousand boe/d a year ago. Crude oil production was down 2% and natural gas production increased by 3% compared to the third quarter 2008.
Underlying production, compared to the third quarter 2008, increased by some 180 thousand boe/d from new field start-ups and the continuing ramp-up of fields over the last 12 months, more than offsetting field declines.
LNG sales volumes of 3.49 million tonnes were 13% higher than in the same quarter a year ago. Volumes reflected the ramp-up in sales volumes from the Sakhalin II LNG project and Train 5 at the North West Shelf project, which were partly offset by lower volumes from Nigeria LNG and reduced Asia Pacific LNG demand.

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DOWNSTREAM

Quarters				$ million	Nine Months
Q3 2009	Q2 2009	Q3 2008%[1]			2009	2008	%
1,292	(275)	2,419	-47	Downstream CCS earnings	2,020	4,748	-57
251	1,539	(2,543)		Estimated CCS adjustment (see Note 2)	1,986	2,540
1,543	1,264	(123)	—	Downstream earnings	4,006	7,288	-45
3,157	(1,754)	2,234	+41	Downstream cash flow from operations	1,813	1,206	+50
1,819	2,492	1,598	+14	Capital investment	5,432	3,931	+38
2,997	3,136	3,273	-8	Refinery plant intake (thousand boe/d)	3,095	3,476	-11
6,121	6,174	6,403	-4	Oil Products sales volumes (thousand b/d)	6,109	6,625	-8
4,723	4,459	4,989	-5	Chemicals sales volumes (thousand tonnes)	13,476	15,844	-15

[1]	Q3 on Q3 change
Third quarter Downstream CCS earnings were $1,292 million compared to $2,419 million in the third quarter 2008. Earnings included net gains of $536 million related to identified items, compared to a gain of $445 million in the third quarter 2008 (see page 4).
Downstream CCS earnings compared to the third quarter 2008 reflected substantially lower realised refining margins and lower refinery plant intake volumes, and lower marketing and chemicals margins which were partly offset by lower costs.
Oil Products marketing CCS earnings compared to the same period a year ago increased due to higher lubricants contributions and higher retail earnings, which were partly offset by lower B2B and trading contributions.
Oil Products sales volumes decreased by 4% compared to the same quarter last year, mainly because of lower B2B volumes, partly offset by increased retail sales volumes, mostly in the Americas and in the Asia Pacific region.
Industry refining margins significantly declined on a worldwide basis compared to the same period a year ago resulting in reduced realised margins. Reduced demand for refined products led to lower refinery plant intake volumes. Refinery plant intake volumes decreased by 8% compared to the same quarter last year.
Refinery availability was 94% compared to 88% in the third quarter 2008, which was impacted by hurricanes in the USA.
Chemicals CCS earnings compared to the third quarter 2008 reflected improved income from equity accounted investments and lower realised chemicals margins.
Chemicals sales volumes decreased by 5% compared to the same quarter last year. Chemicals manufacturing plant availability increased to 95%, some 9% higher than in the third quarter 2008, which was impacted by hurricanes in the USA.

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CORPORATE AND MINORITY INTEREST

Quarters			$ million	Nine Months
Q3 2009	Q2 2009	Q3 2008		2009	2008
202	548	(43)	Corporate	883	304
(47)	(24)	(120)	Minority interest	(94)	(314)
155	524	(163)	Corporate and Minority interest	789	(10)
Third quarter Corporate earnings and Minority interest were $155 million compared to a loss of $163 million for the same period last year. Earnings for the third quarter 2009 included a charge of $42 million related to identified items (see page 4).
Corporate earnings compared to the third quarter 2008 reflected mainly currency exchange gains, which were partly offset by lower net interest income. Currency exchange gains in the third quarter 2009 were $160 million compared to losses of $264 million in the third quarter 2008.
FORTHCOMING EVENTS
Fourth quarter and full year 2009 results, and fourth quarter 2009 dividend, are expected to be announced on February 4, 2010. First quarter 2010 results and first quarter 2010 dividend, are expected to be announced on April 28, 2010. Second quarter 2010 results and second quarter 2010 dividend, are expected to be announced on July 29, 2010. Third quarter 2010 results and third quarter 2010 dividend, are expected to be announced on October 28, 2010. A Shell strategy update is planned on March 16, 2010.

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APPENDIX: ROYAL DUTCH SHELL FINANCIAL REPORT AND TABLES
STATEMENT OF INCOME3

Quarters				$ million	Nine Months
Q3 2009	Q2 2009	Q3 2008%[1]			2009	2008	%
75,009	63,882	131,567		Revenue	197,113	377,288
746	1,535	2,000		Share of profit of equity-accounted investments	3,209	7,096
271	826	1,911		Interest and other income[5]	1,388	3,854
76,026	66,243	135,478		Total revenue and other income	201,710	388,238
55,781	46,127	104,658		Purchases[6]	142,196	292,644
5,885	6,092	6,619		Production and manufacturing expenses	17,919	18,819
4,306	3,943	4,123		Selling, distribution and administrative expenses	11,898	12,471
318	269	289		Research and development	794	846
637	524	731		Exploration	1,509	1,360
4,341	3,279	3,387		Depreciation, depletion and amortisation[4]	10,710	9,972
189	166	204		Interest expense	538	836
4,569	5,843	15,467	-70	Income before taxation	16,146	51,290	-69
1,281	1,940	6,987		Taxation	5,439	21,855
3,288	3,903	8,480	-61	Income for the period	10,707	29,435	-64
41	81	32		Income attributable to minority interest	150	348
3,247	3,822	8,448	-62	Income attributable to Royal Dutch Shell plc shareholders	10,557	29,087	-64
(257)	(1,482)	2,455		Estimated CCS adjustment for Downstream	(1,930)	(2,506)
2,990	2,340	10,903	-73	CCS earnings	8,627	26,581	-68
BASIC EARNINGS PER SHARE3

Quarters				Nine Months
Q3 2009	Q2 2009	Q3 2008		2009	2008
0.53	0.62	1.37	Earnings per share ($)	1.72	4.71
0.49	0.38	1.77	CCS earnings per share ($)	1.41	4.31
DILUTED EARNINGS PER SHARE3

Quarters				Nine Months
Q3 2009	Q2 2009	Q3 2008		2009	2008
0.53	0.62	1.37	Earnings per share ($)	1.72	4.70
0.49	0.38	1.77	CCS earnings per share ($)	1.41	4.30
SHARES2,3

Millions				Nine Months
Q3 2009	Q2 2009	Q3 2008		2009	2008
			Weighted average number of shares as the basis for:
6,127.0	6,126.7	6,147.3	Basic earnings per share	6,125.1	6,171.0
6,131.0	6,129.4	6,159.8	Diluted earnings per share	6,128.2	6,186.2

6,125.2	6,127.4	6,133.4	Basic shares outstanding at the end of the period	6,125.2	6,133.4

[1]	Q3 on Q3 change.

[2]	Royal Dutch Shell ordinary shares of €0.07 each.

[3]	See notes 1, 2 and 6, where applicable.

[4]	Includes impairment charges of $1,208 million for the third quarter 2009, $310 million for the second quarter 2009 and $144 million for the third quarter 2008.

[5]	Includes gains/(losses) on sale of assets.

[6]	Includes inventory movements.

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SUMMARISED BALANCE SHEET (SEE NOTES 1 AND 5)

	$ million
	Sept 30, 2009	Jun 30, 2009	Sept 30, 2008
Assets
Non-current assets:
Intangible assets	5,288	5,197	5,541
Property, plant and equipment	127,207	121,708	114,193
Investments:
- equity-accounted investments	30,265	29,986	31,630
- financial assets	4,187	4,130	2,952
Deferred tax	4,309	4,144	3,978
Pre-paid pension costs	9,691	9,640	6,205
Other	9,646	8,886	6,219
	190,593	183,691	170,718

Current assets:
Inventories	25,420	24,921	33,442
Accounts receivable	66,966	72,529	90,100
Cash and cash equivalents	14,275	10,596	7,821
	106,661	108,046	131,363

Total assets	297,254	291,737	302,081

Liabilities
Non-current liabilities:
Debt	31,522	25,469	10,742
Deferred tax	13,917	13,726	14,688
Retirement benefit obligations	5,918	5,787	5,961
Other provisions	13,523	13,259	13,499
Other	4,719	4,619	4,088
	69,599	62,860	48,978

Current liabilities:
Debt	4,774	4,621	5,984
Accounts payable and accrued liabilities	69,489	76,298	88,387
Taxes payable	11,879	10,205	15,632
Retirement benefit obligations	435	410	369
Other provisions	2,566	2,221	2,356
	89,143	93,755	112,728

Total liabilities	158,742	156,615	161,706

Equity attributable to Royal Dutch Shell plc shareholders	136,863	133,509	138,469

Minority interest	1,649	1,613	1,906
Total equity	138,512	135,122	140,375

Total liabilities and equity	297,254	291,737	302,081

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SUMMARISED STATEMENT OF CASH FLOWS (SEE NOTE 1)

Quarters				Nine Months
Q3 2009	Q2 2009	Q3 2008	$ million	2009	2008
			Cash flow from operating activities:
3,288	3,903	8,480	Income for the period	10,707	29,435
			Adjustment for:
1,677	2,367	6,935	- Current taxation	5,888	22,041
157	370	178	- Interest (income)/expense	857	625
4,341	3,279	3,387	- Depreciation, depletion and amortisation[1]	10,710	9,972
(81)	(138)	(1,799)	- (Gains)/losses on sale of assets	(366)	(2,837)
(384)	(2,835)	2,215	- Decrease/(increase) in net working capital	(3,584)	(6,752)
(746)	(1,535)	(2,000)	- Share of profit of equity-accounted investments	(3,209)	(7,096)
993	1,242	2,604	- Dividends received from equity-accounted investments	3,212	6,803
(401)	(951)	(95)	- Deferred taxation and other provisions	(987)	75
332	(1,931)	(618)	- Other	(1,458)	(514)
9,176	3,771	19,287	Cash flow from operating activities (pre-tax)	21,770	51,752

(1,826)	(2,852)	(6,686)	Taxation paid	(5,942)	(18,121)

7,350	919	12,601	Cash flow from operating activities	15,828	33,631

			Cash flow from investing activities:
(6,219)	(6,806)	(12,392)	Capital expenditure	(19,010)	(27,173)
(448)	(1,418)	(555)	Investments in equity-accounted investments	(2,302)	(1,692)
327	274	1,087	Proceeds from sale of assets	805	3,558
267	203	1,160	Proceeds from sale of equity-accounted investments	487	1,493
(16)	(58)	(25)	Proceeds from sale of /(additions to) financial assets	(68)	260
118	69	267	Interest received	288	821
(5,971)	(7,736)	(10,458)	Cash flow from investing activities	(19,800)	(22,733)

			Cash flow from financing activities:
(57)	(2,046)	215	Net increase/(decrease) in debt with maturity period within three months	(5,691)	191
5,353	7,044	238	Other debt: New borrowings	19,281	554
(241)	(430)	(166)	Repayments	(2,057)	(2,309)
(86)	(262)	(295)	Interest paid	(610)	(962)
23	7	(18)	Change in minority interest	42	9
—	—	(848)	Repurchase of shares	—	(3,271)
			Dividends paid to:
(2,656)	(2,852)	(2,290)	- Royal Dutch Shell plc shareholders	(7,913)	(7,108)
(65)	(69)	(105)	- Minority interest	(164)	(271)
			Treasury shares:
(17)	(49)	36	- Net sales/(purchases) and dividends received	70	478
2,254	1,343	(3,233)	Cash flow from financing activities	2,958	(12,689)

46	109	(79)	Currency translation differences relating to cash and cash equivalents	101	(44)
3,679	(5,365)	(1,169)	Increase/(decrease) in cash and cash equivalents	(913)	(1,835)

10,596	15,961	8,990	Cash and cash equivalents at beginning of period	15,188	9,656

14,275	10,596	7,821	Cash and cash equivalents at end of period	14,275	7,821

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[1]	Includes impairment charges of $1,208 million for the third quarter 2009, $310 million for the second quarter 2009 and $144 million for the third quarter 2008.

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EQUITY (SEE NOTE 5)

	Ordinary
	share	Treasury	Other	Retained		Minority	Total
$ million	capital	shares	reserves	earnings	Total	interest	equity
At December 31, 2008	527	(1,867)	3,178	125,447	127,285	1,581	128,866
Income for the period	—	—	—	10,557	10,557	150	10,707
Other comprehensive income	—	—	6,562	—	6,562	49	6,611
Capital contributions/ (repayments) from/to minority shareholders and other changes in minority interest	—	—	—	3	3	33	36
Dividends paid	—	—	—	(7,913)	(7,913)	(164)	(8,077)
Treasury shares: net sales/(purchases) and dividends received	—	201	—	—	201	—	201
Repurchases of shares	—	—	—	—	—	—	-
Share-based compensation	—	—	(22)	190	168	—	168
At September 30, 2009	527	(1,666)	9,718	128,284	136,863	1,649	138,512

	Ordinary
	share	Treasury	Other	Retained		Minority	Total
$ million	capital	shares	reserves	earnings	Total	interest	equity
At December 31, 2007	536	(2,392)	14,148	111,668	123,960	2,008	125,968
Income for the period	—	—	—	29,087	29,087	348	29,435
Other comprehensive income	—	—	(4,906)	—	(4,906)	(204)	(5,110)
Capital contributions/ (repayments) from/to minority shareholders and other changes in minority interest	—	—	—	59	59	25	84
Dividends paid	—	—	—	(7,108)	(7,108)	(271)	(7,379)
Treasury shares: net sales/(purchases) and dividends received	—	478	—	—	478	—	478
Repurchases of shares	(7)	—	7	(3,085)	(3,085)	—	(3,085)
Share-based compensation	—	—	(58)	42	(16)	—	(16)
At September 30, 2008	529	(1,914)	9,191	130,663	138,469	1,906	140,375

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EXPLANATORY NOTES
1. Accounting policies and basis of presentation
The quarterly financial report and tables are prepared in accordance with the accounting policies set out in Note 2 to the Consolidated Financial Statements of Royal Dutch Shell plc in the Annual Report and Form 20-F for the year ended December 31, 2008 on pages 118 to 122. The accounting policies are in accordance with IFRS as adopted by the European Union.
This publication is unaudited and does not comprise statutory accounts. Statutory accounts for the year ended December 31, 2008 were approved by the Board of Directors on March 11, 2009 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report, and did not contain any statement under sections 237(2) or (3) of the Companies Act 1985.
The presentation of the Statement of Income has been changed to provide additional information for the evaluation of Shell’s performance. This change provides additional information in relation to our costs and more alignment with industry practice. The main changes are the disclosure of purchases, production and manufacturing expenses and research and development separately (previously disclosed within cost of sales). Depreciation, depletion and amortisation charges previously included in cost of sales, selling, distribution and administrative expenses and exploration are now disclosed separately. Gains and losses on sale of assets are now included in interest and other income.
Purchases are all costs related to the acquisition of supplies, including those used for conversion into finished or intermediary products. Production and manufacturing expenses are the costs of operating, maintaining and managing production and manufacturing assets. Selling, distribution and administrative expenses include direct and indirect costs of marketing and selling products.
2. Earnings on an estimated current cost of supplies (CCS) basis
To facilitate a better understanding of underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis as applied for the Downstream segment earnings. Earnings on an estimated current cost of supplies basis provides useful information concerning the effect of changes in the cost of supplies on Shell’s results of operations and is a measure to manage the performance of the Downstream segment but is not a measure of financial performance under IFRS.
On this basis, the purchase price of the volumes sold during the period is based on the cost of supplies during the same period after making allowance for the estimated tax effect, instead of the first-in, first-out (FIFO) method of inventory accounting. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory drawdown effects.
3. Return on average capital employed (ROACE)
ROACE is defined as the sum of the current and previous three quarters’ income adjusted for interest expense, after tax, divided by the average capital employed for the period.
4. Segmental reporting
Segmental reporting has been changed with effect from the third quarter 2009, in line with the change in the way Shell’s businesses are managed. Shell now reports its business through three (previously six) reporting segments, Upstream (previously Exploration & Production, Gas & Power and Oil Sands), Downstream (previously Oil Products and Chemicals) and Corporate. Corporate represents the key support functions, comprising holdings and treasury, headquarters, central functions and Shell insurance companies. Prior period financial information has been reclassified accordingly.
Upstream and Downstream results are presented before deduction of minority interest and also exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the Corporate results. With effect from the third quarter 2009, insurance premium costs (excluding external insurance) and self insured claims are reported within the Corporate segment; previously they were reported within the relevant business segments. The impact of this change in allocation is a reduction of $167 million (pre-tax) of the Corporate result in the third quarter 2009, with no effect on Shell’s income for the period. Prior period segment results are not reclassified (the insurance costs were $143 million (pre-tax) in the second quarter 2009 and $20 million (pre-tax) in the third quarter 2008). Segment results include equity-accounted investments and are after tax.
5. Equity
Total equity comprises equity attributable to Royal Dutch Shell plc shareholders and to the minority interest. Other reserves comprise the capital redemption reserve, share premium reserve, merger reserve, share plan reserve and accumulated comprehensive income (currency translation differences, unrealised gains/(losses) on securities and unrealised gains/(losses) on cash flow hedges).
6. Earnings per share
Basic earnings per share is calculated by dividing the income attributable to Royal Dutch Shell plc shareholders for the period by the weighted average number of Class A and B ordinary shares outstanding during the period. To calculate the diluted earnings per share the weighted average number of shares outstanding is adjusted for the number of shares related to share option schemes.

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7. Accounting for Derivatives
IFRS require that derivative instruments be recognised in the financial statements at fair value. Any change in the current period between the period-end market price and the contract settlement price is recognised in income where hedge accounting is either not permitted or not applied to these contracts.
The physical crude oil and related products held by the Downstream business as inventory are recorded at historical cost or net realisable value, whichever is lower, as required under IFRS. Consequently, any increase in value of the inventory over cost is not recognised in income until the sale of the commodity occurs in subsequent periods.
In the Downstream business, the buying and selling of commodities includes transactions conducted through the forward markets using commodity derivatives to reduce economic exposure. Some derivatives are associated with a future physical delivery of the commodities.
Differences in the accounting treatment for physical inventory (at cost or net realisable value, whichever is lower) and derivative instruments (at fair value) have resulted in timing differences in the recognition of gains or losses between reporting periods.
Similarly, earnings from long-term contracts held in the Upstream business are recognised in income upon realisation. Associated commodity derivatives are recognised at fair value as of the end of each quarter.
These differences in accounting treatment for long-term contracts (on accrual basis) and derivative instruments (at fair value) have resulted in timing differences in the recognition of gains or losses between the reporting periods.
The aforementioned timing differences for Downstream and Upstream are reported as identified items in the quarterly results and are estimates derived from the overall portfolio of derivatives.
Certain UK gas contracts held by Upstream contain embedded derivatives or written options, for which IFRS requires recognition at fair value, even though they are entered into for operational purposes. The impact of the mark-to-market calculation is also reported as an identified item in the quarterly results.
Contacts:
-     Investor Relations: Europe: + 31 (0)70 377 4540; USA: +1 212 218 3113
-     Media: Europe: + 31 (0)70 377 3600

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CAUTIONARY STATEMENT
All amounts shown throughout this Report are unaudited.
Fourth quarter and full year 2009 results are expected to be announced on February 4, 2010. First quarter 2010 results are expected to be announced on April 28, 2010, second quarter 2010 results are expected to be announced on July 29, 2010 and third quarter 2010 results are expected to be announced on October 28, 2010. There will be a Shell strategy update on March 16, 2010.
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this document “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this document, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’, ‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’, ‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s Annual Report and Form 20-F for the year ended December 31, 2008 (available at www.shell.com/investor and www.sec.gov). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this document, October 29, 2009. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.
The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document that SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.
October 29, 2009